
February 4, 2021

Harry Simeonidis
Chief Executive Officer and President
GBS Inc.
708 Third Avenue, 6th Floor
New York, NY 10017

      Re: GBS Inc.
          Registration Statement on Form S-1
          Filed January 21, 2021
          File No. 333-252277

Dear Mr. Simeonidis:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please revise your prospectus to include the information required by Item 11 of Form S-1. In this regard, we note that you do not include disclosure required under parts (a)-(d), (h), (k) and (l) of Item 11 of Form S-1. Alternatively, please explain to us why such disclosure is not required.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alec F. Orudjev, Esq.